3 3

Follow-Up Materials

03007131

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coca Cola Amatil

*CURRENT ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2994 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/5/03

82-2994

ARIS
12-31-02

COCA-COLA AMATIL

Financial Statements and Statutory Reports

For the financial year ended 31 December 2002

Directors' Report
Coca-Cola Amatil Limited

For the financial year ended 31 December 2002

The Directors submit hereunder their Report on Coca-Cola Amatil Limited and its controlled entities (Group) for the financial year ended 31 December 2002.

Names and particulars of Directors

The names of the Directors of Coca-Cola Amatil Limited (Company or CCA) in office during the financial year and until the date of this Report and the beneficial interest of each Director in the contributed equity of the Company are detailed below –

	Ordinary shares	Share options
Directors in office at the date of this Report		
David Michael Gonski, AO	40,000	
Jillian Rosemary Broadbent	1,011	
James Elliott Chestnut	1,523	
Terry James Davis	52,344	200,000
Michael Francis Ihlein	184,485	873,000
Wallace Macarthur King, AM[1]	1,200	
Henry Aaron Schimberg	1,000	
Melvyn Keith Ward, AO	1,103	

1 Appointed 12 February 2002.

Particulars of the qualifications, experience and special responsibilities of each Director are set out on page 25 of the Annual Report.

Corporate information

Coca-Cola Amatil Limited is a company limited by shares that is incorporated and domiciled in Australia. The address of the registered office of the Company is set out on the inside back cover of the Annual Report.

Nature of operations and principal activities

The principal activities of the entities within the Group during the course of the financial year were the manufacture, distribution and marketing of carbonated soft drinks, mineral waters, fruit juices and other alcohol-free beverages. No significant change in the nature of activities took place during the financial year.

Employees

The Group had 16,250 employees as at 31 December 2002 (2001: 17,165), further details of which are set out on page 23 of the Annual Report.

Group result

The Group's net profit attributable to members of the Company for the financial year was $209.5 million (2001: $447.8 million). Significant items contributed $4.0 million (2001: $246.5 million) to the Group's net profit attributable to members of the Company for the financial year.

Review of operations

During the financial year, the Group undertook a restructuring of its operations as follows –

- sale of PET manufacturing operations in Australia and New Zealand;
- implementation of a number of redundancy programs;
- sale of surplus properties; and
- rationalisation of certain non-profitable cold drink equipment.

Further details are included in State of affairs below.

The Group's revenue from sales of beverages for the financial year was $3,432.6 million compared with $3,675.3 million for 2001. The Group's earnings before interest, tax and significant items for the financial year was $421.9 million compared with $425.2 million for 2001. The Group's net profit (before significant items) attributable to members of the Company for the financial year was $205.5 million compared with $201.3 million for 2001.

Further details of the operations of the Group during the financial year are set out on pages [4] to [30] of the Annual Report.

Directors' meetings

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are –

	Board of Directors		Audit, Risk & Compliance Committee		Compensation Committee[2]		Related Party Committee[3]		Other Committees[4]
	Meetings held while a Director	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	No. of meetings attended
Directors in office at the end of the financial year									
D.M. Gonski, AO	6	6	–	–	–	–	6	6	1
J.R. Broadbent	6	6	4	4	4	4	6	6	–
J.E. Chestnut[1]	6	6	4	4	–	–	–	–	–
T.J. Davis	6	6	–	–	4	4	–	–	18
M.F. Ihlein	6	6	–	–	–	–	–	–	19
W.M. King, AM	5	5	–	–	–	–	6	6	–
H.A. Schimberg[1]	6	6	–	–	4	4	–	–	–
M.K. Ward, AO	6	6	4	3	4	4	6	6	–

1 Non-residents of Australia.

2 This Committee reviews matters relevant to the remuneration of executive Directors and senior Company executives. It consists of non-executive Directors and the Managing Director (in relation to remuneration matters other than those relating to the Managing Director's remuneration).

3 This Committee reviews agreements and business transactions with related parties. It consists of all non-executive Directors who are not associated with a related party.

4 Committees were created to attend to allotments of securities and administrative matters on behalf of the Board. A quorum for these Committees is any two Directors.

Directors' and officers' liability insurance

The Company has paid the premium for Directors' and officers' liability insurance in respect of Directors and executive officers of the Company and its controlled entities as permitted by the Corporations Act 2001. The terms of the policy prohibit disclosure of details of the insurance cover and premium.

Emoluments

The remuneration practices adopted by CCA are designed to attract and retain top calibre Directors and executives to lead CCA and contribute to the growth of shareholder value.

Non-executive Directors
The remuneration of non-executive Directors takes into account the size and complexity of CCA's operations, the workloads of the non-executive Directors and their responsibility for the stewardship of the Company. Fees are determined within the aggregate limit approved by shareholders from time to time (currently $1.0 million per annum). They are reviewed annually and advice on market practice is obtained from external consultants.

The base fee for a non-executive Director during the financial year was $70,000. Additional fees are paid to non-executive Directors as follows: $12,500 to the Chairman of the Audit, Risk & Compliance Committee; $10,000 to the Chairman of the Compensation Committee; and $7,000 to each member of the Audit, Risk & Compliance Committee and $6,000 to each member of the Compensation Committee. The base fee for the Chairman of the Board during the financial year was $225,000.

Non-executive Directors, other than those nominated by The Coca-Cola Company, are entitled to a benefit in the event of retirement, termination or death. The benefit payable is calculated as a sum equal to the total emoluments paid or payable to the Director in the three years immediately preceding the retirement, termination or death plus an additional 5% of this sum for each year of service exceeding five years (including a pro rata fraction of a year for any incomplete years). The maximum payment is five times the average annual emoluments paid or payable to the Director during the last three years of service. A pro rata fraction of the benefit payable after five years of service is payable for service of less than five years. Where applicable, contributions required under Superannuation Guarantee legislation are made on behalf of the Directors.

The details of each non-executive Director's emoluments during the financial year are set out below –

	Base fee $	Committee fee $	Superannuation contribution $	Total remuneration[1] $	Retirement accrual $	Total emoluments $
Non-executive Directors in office at the end of the financial year						
D.M. Gonski, AO	225,000	–	9,644	234,644	187,745	422,389
J.R. Broadbent°	70,000	18,500	7,523	96,023	59,938	155,961
J.E. Chestnut	70,000	7,000	6,545	83,545	–	83,545
W.M. King, AM	61,874	–	5,321	67,195	37,124	104,319
H.A. Schimberg	70,000	6,000	6,460	82,460	–	82,460
M.K. Ward, AO	70,000	17,000	7,395	94,395	58,477	152,872

1 Included in Note 32 of the financial statements.

Emoluments continued

Senior executives

The Compensation Committee is responsible for reviewing the nature and amount of the emoluments of senior executives. In determining the composition and amount of executive emoluments, the Compensation Committee is primarily concerned with providing a competitive remuneration package which is structured to attract and retain top calibre executives and to support the growth of shareholder value. As a result, the four principal elements of executive emoluments are base salary, benefits, annual incentive and long-term incentives.

In determining the appropriate mix of these elements in an executive's emoluments, the Compensation Committee considers pertinent advice from external consultants on current international and local market practices and takes account of market comparisons for similar roles, the level of responsibility, performance and potential of the executive, the performance of business units within the Group and the performance of the Group as a whole.

Details of the cost of emoluments to the Company for the executive Directors and for additional executives receiving the highest emoluments are detailed below, together with details of options issued to those executives during the financial year –

	Fixed remuneration		At risk remuneration						
	Salary $	Benefits[1] $	Annual performance incentives $	Deferred long-term incentive share plan[2] $	Deferred emoluments[3] $	Retirement/ termination payments[4] $	Total emoluments $	Options issued[6] No.	Exercise price $
Executive Directors									
T.J. Davis	850,000	494,770	700,000	542,810	200,000		2,787,580	200,000	6.12
M.F. Ihlein	525,000	444,090	300,000	186,031	166,667		1,621,788	100,000	6.12
Executives									
P.O. Baker	473,134	498,194	61,549				1,032,877	60,000	6.33
M. Clark	426,802	992,620	103,095	150,195			1,672,712	87,500	6.33
W. White[7]	71,667	46,235	32,000	174,437	20,259		344,598	80,000	5.18
Former executives									
M.C. Crowell	430,179	697,408					1,127,587		
A. Reeves[7]	214,000	138,976				36,028	389,004		
J. Wankowski	110,833	62,537	38,792			396,810	608,972		

1 *Benefits include notional and actual contributions to superannuation, the value of motor vehicles, interest paid on certain loans held independently by the executive with a financial institution and expatriate allowances and benefits.*

2 *Messrs Davis, Ihlein, Clark and White are eligible to participate in the Long-Term Incentive Share Plan covering the period 2002-2004. If the target performance conditions of the plan are met in 2005 the named executives would be entitled to receive a total of 199,900 ordinary shares in the Company. The award has been valued using the CCA share price at 31 December 2002 of $5.27.*

3 *Deferred emoluments are amounts accrued in respect of service agreements. The amounts are payable subject to the provisions of the service agreement.*

4 *Retirement/termination payments include payments under service agreements, redundancy payments and unused leave entitlements paid upon retirement or termination. Amounts shown exclude amounts previously disclosed in deferred emoluments.*

5 *Share options are usually awarded annually to eligible executives. The exercise price is the market value at the time that the options were issued. For the 2002 awards, options are exercisable three years after issue and lapse 5 years after issue, with the exception of Mr Davis' options which are exercisable 1 year after issue and lapse 5 years after issue.*

6 *The option value was determined using the Binomial Option Valuation Model. The total value attributed to the options issued in 2002 has been apportioned over the vesting period. The total value of the options for the executives shown above is $360,055.*

7 *Former executive, A. Reeves resigned from CCA on 30 June 2002. W. White was appointed Managing Director, CCA Australia on 1 November 2002.*

8 *Under the Long-Term Incentive Plan 2000-2002, awards are made to participants based on the improvement in profitability of CCA. The award to Mr Ihlein is made in cash ($210,000) and the award to Mr Clark is received as ordinary shares (28,500 ordinary shares) in the Company.*

9 *Messrs Baker, Clark and Crowell were remunerated whilst overseas in US$. These amounts were converted to A$ at the weighted average exchange rate for the financial year (AUD/USD 0.5421).*

Options

Allotments of options relating to the Company's ordinary shares were made during the financial year to executives of the Group under the terms of the Executive Option Plan. Details of these allotments, options on issue at the end of the financial year and at the date of signing this Report and options exercised during the financial year are included in Notes 18 and 19 of the financial statements.

Details of options on issue to executive Directors of the Company at the end of the financial year are as follows –

Name of Director and number of options held		Exercise price $	Date options are exercisable	Date options expire
T.J. Davis	M.F. Ihlein			
	35,000	4.11	Current	30 August 2004
	56,000	4.76	Current	30 August 2005
	35,000	9.69	Current	27 June 2006
	60,000	7.30	Current	3 April 2007
	100,000	7.14	Current	2 April 2008
	265,000	6.61	Current	16 April 2009
	222,000	4.25	6 June 2004	6 June 2011
200,000		6.12	24 April 2003	24 April 2007[1]
	100,000	6.12	24 April 2005	24 April 2007[1]
200,000	873,000			

1 Issued during the financial year following approval by shareholders at the Company's Annual General Meeting on 24 April 2002.

No further options have been issued to executive Directors of the Company since the end of the financial year.

Dividends

Dividends that have been paid by the Company since the commencement of the financial year are as follows –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date paid
Ordinary	7.0	3.5	48.0	28 March 2002[1]
Ordinary	8.0	4.0	55.3	30 September 2002

1 This dividend was shown in the Directors' Report for the financial year ended 31 December 2001.

Environmental performance

Information relating to the Group's environmental performance can be found on pages [20] to [21] of the Annual Report.

State of affairs

The following significant changes in the state of affairs of the Group occurred during the financial year –

- effective 2 July 2002, the Group acquired Pacific Beverages Australia Pty Ltd for a consideration of $26.8 million;
- effective 8 July 2002, the Group completed the sale of PET manufacturing operations in Australia and New Zealand for a consideration of $154.0 million, resulting in a profit from sale of $2.5 million;
- effective 15 November 2002, the Group together with The Coca-Cola Company jointly acquired the business assets of Rio Beverages Limited in New Zealand. The Group's share of the acquisition was for a consideration of $18.8 million;
- the Group incurred $15.5 million in relation to redundancy and restructuring expenses;
- surplus properties in South Korea were sold during the financial year resulting in a profit from sale of $27.2 million;
- rationalisation of certain non-profitable cold drink equipment in South Korea amounted to $11.0 million; and
- the level of ownership in the Indonesian operation was increased by 1.66% during the financial year. This transaction was mainly funded through the issue of CCA fully paid ordinary shares.

There were no other significant changes in the state of affairs of the Group during the financial year.

Subsequent events

No matter or circumstance has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, with the exception of –

Since the end of the financial year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	10.5	5.25	72.8	31 March 2003

Future developments

Likely developments in the operations of the Group in subsequent financial years are as set out on pages [6] to [21] of the Annual Report.

In the opinion of the Directors, further disclosure of information regarding likely developments in the operations of the Group and the expected results of those operations would prejudice the interests of the Company. Accordingly, this information has not been included in this Report.

Rounding off

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Signed in accordance with a resolution of the Directors.

T.J. Davis

M.F. Ihlein

Dated this 13th day of February 2003

Statements of Financial Performance

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2002

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Revenues from ordinary activities – before interest income					
Ongoing business		**3,535.3**	3,371.8	**217.2**	242.7
Ongoing business – significant items		**243.8**	–	-	-
Philippines		-	408.3		
Philippines – significant item		–	2,124.3	-	2,124.3
	2	**3,779.1**	5,904.4	**217.2**	2,367.0
Expenses from ordinary activities – before borrowing expenses					
Ongoing business		**(3,113.4)**	(2,999.5)	**(79.9)**	(92.7)
Ongoing business – significant items		**(240.6)**	–	**(7.4)**	–
Philippines		-	(355.4)		
Philippines – significant item		-	(1,882.9)	-	(1,784.7)
	3	**(3,354.0)**	(5,237.8)	**(87.3)**	(1,877.4)
Earnings before interest and tax					
Ongoing business		**421.9**	372.3	**137.3**	150.0
Ongoing business – significant items		**3.2**	–	**(7.4)**	–
Philippines		–	52.9		
Philippines – significant item		–	241.4	-	339.6
	5	**425.1**	666.6	**129.9**	489.6
Net borrowing expenses					
Borrowing expenses	3	**(182.5)**	(170.0)	**(108.3)**	(128.4)
Interest income	2	**49.7**	27.7	**61.8**	75.8
		(132.8)	(142.3)	**(46.5)**	(52.6)
Profit from ordinary activities before tax	3	**292.3**	524.3	**83.4**	437.0
Income tax expense from ordinary activities	4	**(82.9)**	(75.2)	**(11.0)**	(12.7)
Net profit		**209.4**	449.1	**72.4**	424.3
Net (profit) loss attributable to outside equity interests		**0.1**	(1.3)		
Net profit attributable to members of Coca-Cola Amatil Limited	21	**209.5**	447.8	**72.4**	424.3
Other valuation adjustments recognised directly in equity					
Net exchange difference on translation of financial statements of foreign controlled entities	20	**44.1**	131.9		
Total changes in equity other than those resulting from transactions with members of Coca-Cola Amatil Limited as owners	21	**253.6**	579.7	**72.4**	424.3

	Refer Note	CCA Group 2002	CCA Group 2001
Earnings per share (EPS)	24	**¢**	¢
Basic EPS		**30.4**	56.2
Diluted EPS		**30.1**	56.0
Before significant items –			
Basic EPS		29.8	25.3
Diluted EPS		29.6	25.2

Notes appearing on pages [41] to [74] to be read as part of the financial statements.

Statements of Financial Position

Coca-Cola Amatil Limited and its controlled entities

As at 31 December 2002

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Current assets					
Cash assets	6	**205.4**	276.0	**31.3**	34.0
Receivables	7	**501.5**	446.3	**529.9**	527.1
Cross currency swap receivables relating to interest-bearing liabilities		**82.3**	207.8	**82.3**	206.2
Inventories	8	**500.4**	432.6	**-**	–
Prepayments		**65.6**	64.9	**-**	2.3
Total current assets		**1,355.2**	1,427.6	**643.5**	769.6
Non-current assets					
Receivables	7	**22.8**	26.8	**752.3**	907.2
Cross currency swap receivables relating to interest-bearing liabilities		**28.8**	134.4	**-**	126.4
Investments in securities	9	**0.7**	1.9	**2,981.0**	3,267.3
Investments in bottlers' agreements	10	**3,252.1**	3,169.3	**-**	–
Property, plant and equipment	11	**1,228.8**	1,540.8	**9.9**	19.4
Intangibles	12	**4.6**	7.4	**-**	–
Prepayments		**17.2**	16.7	**-**	–
Future income tax benefits	13	**40.7**	28.5	**16.9**	10.2
Total non-current assets		**4,595.7**	4,925.8	**3,760.1**	4,330.5
Total assets		**5,950.9**	6,353.4	**4,403.6**	5,100.1
Current liabilities					
Payables	14	**349.2**	254.9	**2.8**	1.9
Interest-bearing liabilities	15	**459.7**	1,072.4	**364.3**	957.1
Provision for current income tax		**100.8**	61.5	**50.7**	45.1
Provision for employee entitlements	16	**46.5**	45.8	**19.9**	20.4
Accrued charges		**269.6**	272.2	**31.7**	32.5
Total current liabilities		**1,225.8**	1,706.8	**469.4**	1,057.0
Non-current liabilities					
Payables	14	**-**	–	**310.9**	284.7
Interest-bearing liabilities	15	**1,335.4**	1,442.9	**730.4**	873.9
Provision for deferred income tax	17	**93.9**	96.9	**0.3**	0.3
Provision for employee entitlements	16	**80.6**	74.8	**5.0**	6.2
Total non-current liabilities		**1,509.9**	1,614.6	**1,046.6**	1,165.1
Total liabilities		**2,735.7**	3,321.4	**1,516.0**	2,222.1
Net assets		**3,215.2**	3,032.0	**2,887.6**	2,878.0
Equity					
Contributed equity	18	**1,601.6**	1,561.1	**1,601.6**	1,561.1
Reserves	20	**(47.8)**	(93.6)	**126.5**	126.5
Retained profits	21	**1,646.1**	1,541.6	**1,159.5**	1,190.4
Equity attributable to members of Coca-Cola Amatil Limited	21	**3,199.9**	3,009.1	**2,887.6**	2,878.0
Outside equity interests in controlled entities					
Contributed equity		**3.6**	4.8		
Reserves		**(7.3)**	(11.0)		
Retained profits		**19.0**	29.1		
Total outside equity interests in controlled entities		**15.3**	22.9		
Total equity		**3,215.2**	3,032.0	**2,887.6**	2,878.0

Notes appearing on pages [41] to [74] to be read as part of the financial statements.

Statements of Cash Flows

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2002

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Inflows (outflows)					
Cash flows from operating activities					
Receipts from customers		**3,448.1**	3,724.2	**-**	–
Receipts from controlled entities for management and guarantee fees				**140.6**	185.6
Payments to suppliers and employees		**(2,856.8)**	(3,232.2)	**(77.8)**	(46.7)
Dividends received		**0.5**	0.3	**75.9**	56.7
Interest and bill discounts received		**61.3**	32.4	**62.1**	75.5
Interest and other borrowing expenses paid		**(194.5)**	(196.9)	**(110.4)**	(154.6)
Income tax paid		**(69.4)**	(59.7)	**(12.0)**	(6.9)
Net cash flows from operating activities	23	**389.2**	268.1	**78.4**	109.6
Cash flows from investing activities					
Proceeds from –					
sale of PET manufacturing operations (net)	35	**148.1**	–		
sale of the Philippines operation (net)		**-**	249.9	**-**	312.3
sale of surplus properties		**89.8**	–		
sale of other property, plant and equipment		**10.3**	10.4	**0.7**	0.4
return of contributed equity from controlled entities				**286.3**	–
Payments for –					
additions of investments in securities		**-**	(0.5)	**(2.0)**	(0.5)
additions of property, plant and equipment	11	**(96.5)**	(160.5)	**(0.4)**	(0.4)
acquisitions of entity and operation (net)	34	**(37.9)**	–	**-**	–
Net cash flows from investing activities		**113.8**	99.3	**284.6**	311.8
Cash flows from financing activities					
Proceeds from issue of shares		**16.4**	19.9	**16.4**	19.9
Payment for return of capital	18	**-**	(270.8)	**-**	(270.8)
Proceeds from borrowings		**1,355.0**	1,987.0	**718.4**	1,291.0
Borrowings repaid		**(1,856.6)**	(2,264.3)	**(1,199.4)**	(1,471.1)
Net decrease in intragroup loans				**187.9**	97.8
Dividends paid	22	**(84.3)**	(69.0)	**(84.0)**	(57.0)
Net cash flows used in financing activities		**(569.5)**	(597.2)	**(360.7)**	(390.2)
Net increase (decrease) in cash held		**(66.5)**	(229.8)	**2.3**	31.2
Cash held at the beginning of the financial year		**259.5**	479.7	**19.0**	(12.2)
Exchange rate adjustments to cash held at the beginning of the financial year		**1.5**	9.6	**-**	–
Cash held at the end of the financial year	23	**194.5**	259.5	**21.3**	19.0

Notes appearing on pages [41] to [74] to be read as part of the financial statements.

Notes to the Financial Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2002

1. Statement of Accounting Policies

This financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001 which includes applicable Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. A summary of the significant accounting policies adopted by the Group (Coca-Cola Amatil Limited and its controlled entities or CCA Group) in the preparation of this financial report is set out below. These policies have been consistently applied.

a) Historical cost

These financial statements have been prepared on the basis of historical cost and, except where otherwise stated, do not account for changing money values or valuations of non-current assets.

b) Comparative figures

Comparative figures have been reclassified and repositioned in the financial statements to conform with changes in presentation for the current financial year as required by the following revised Accounting Standards –

AASB 1005 Segment Reporting

AASB 1027 Earnings Per Share.

c) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year with the exception of –

The Group has adopted the revised Accounting Standard AASB 1027 Earnings Per Share. Diluted earnings per share (EPS) was previously calculated by dividing the net profit attributable to members of the Company (Coca-Cola Amatil Limited or CCA) adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with the revised Accounting Standard, diluted EPS is now calculated as net profit attributable to members of the Company divided by the weighted average number of outstanding ordinary shares and dilutive potential ordinary shares. Under the revised Accounting Standard, the comparative diluted EPS disclosures have been restated to 56.0¢ and to 25.2¢ before significant items, as compared to the previous disclosures of 55.2¢ and 25.0¢ respectively.

d) Principles of consolidation

The consolidated financial statements of the CCA Group include the parent entity, Coca-Cola Amatil Limited and its controlled entities. A list of controlled entities is contained in Note 33.

The financial statements include the information and results of each controlled entity and operation from the date on which the Company obtains control and until such time as the Company ceases to control the entity or operation.

In preparing the consolidated financial statements, the effects of all transactions between entities in the Group have been eliminated.

e) Foreign currency translations

Transactions in overseas currencies are converted to Australian currency at the rate of exchange ruling at the date of each transaction. Foreign currency items in the Statements of Financial Position are converted at the rate of exchange ruling at balance date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise, as are exchange gains or losses relating to cross currency swap transactions on monetary items.

Exchange differences relating to hedges of specific transactions in respect of the purchase of inventories or other assets, to the extent that they occur before the date of purchase, are deferred and included in the measurement of the purchase transaction. Exchange differences relating to other hedge transactions are brought to account in determining the net profit or loss in the period in which they arise.

Foreign controlled entities are considered self-sustaining. Assets and liabilities are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. Exchange rate differences are taken to the foreign currency translation reserve.

f) Cash and cash equivalents

For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of bank overdrafts and call deposits (included in loans).

g) Recoverability of receivables

A provision against debtors is raised where the collection of the full amount of the debt is no longer probable. Bad debts are written off as incurred.

h) Inventories

As a general principle, inventories are valued at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

1. Statement of Accounting Policies continued

i) Leased assets

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. There are no material finance leases within the Group.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property.

Operating lease payments are charged against profits as incurred. Disclosure of the relevant details of operating leases is contained in Notes 3 and 26.

j) Valuation of non-current assets

i) Property

Freehold and leasehold land and buildings are measured on a fair value basis. This class of assets is independently valued at three-yearly intervals. At each reporting date the carrying amount of each asset in this class of assets is reviewed to ensure that the total carrying amount for this class does not differ materially from the total fair value of the class at that date.

Provisions for material amounts of capital gains tax are made in respect of the revalued land and buildings were they to be sold at balance date at their fair values.

ii) Plant and equipment

Plant and equipment are carried at cost.

iii) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost. As more fully described in Note 10, bottlers' agreements document the relationship between The Coca-Cola Company and the CCA Group in relation to individual geographic markets. For the reasons described in Note 10, no amortisation is provided against the carrying value of these assets.

iv) Investments in securities

Shares in non-related entities are carried at cost. Shares in controlled entities, as recorded in the CCA Entity (Coca-Cola Amatil Limited) accounts, are carried at cost.

A provision for diminution in value is only made where the diminution is regarded as being other than temporary.

v) Revaluation reserve

The revaluation reserve is used to record increments and decrements in the fair value of property assets.

k) Depreciation and amortisation of non-current assets

Non-current assets are depreciated or amortised over the useful life of each asset where the amount charged would be material. Where assets have been revalued, depreciation or amortisation is charged on the adjusted amount.

Property, plant and equipment, other than freehold land, are depreciated or amortised on a straight line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years	Goodwill	12 years
Plant and equipment	3 to 15 years	Trade marks	20 years.

l) Recoverable amount

Non-current assets measured on the cost basis are carried at an amount that does not exceed their recoverable amount. Where carrying values exceed this recoverable amount, assets are written down. The recoverable amount is the amount expected to be recovered through the cash inflows and outflows arising from the continued use of the assets and their subsequent disposal.

m) Payables

Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at the reporting date. Terms of trade in relation to payables average 30-60 days, however these terms vary by country.

n) Income tax

Tax effect accounting principles are observed by the Group whereby income tax expense for the period is matched with the pre-tax result adjusted for permanent differences. The account 'Provision for deferred income tax' records the income tax effect of items which will cause taxable income to be higher than book profits in the future and the account 'Future income tax benefits' records the income tax effect of items which will cause taxable income to be lower than book profits in the future.

Withholding tax and Australian tax payable upon the distribution of overseas earnings have been provided to the extent the earnings are planned to be remitted.

1. Statement of Accounting Policies continued

o) Provision for dividend

Dividends payable are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

p) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to balance date and an accrual is raised for related on-costs. The benefits include wages and salaries, incentives, annual leave, sick leave and long service leave, which are charged against profits in their respective expense categories. Benefits expected to be settled within 12 months of the reporting date are measured at their nominal amounts. All other employee entitlement benefits are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. Employer contributions to the Employee Share Plan described in Note 19 are charged as an employee entitlement expense as incurred. No expenses are recorded in respect of the Executive Option Plan.

q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

r) Revenue

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group, at the point where a right to consideration or compensation has been established and where the amount of the revenue can be reliably measured.

Terms of trade in relation to credit sales average between 30-45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country.

Revenue is recognised net of the applicable amounts of value added taxes, such as Australian Goods and Services Tax (GST).

s) Derivative financial instruments

The Group enters into derivative transactions in order to manage significant financial risks from movements in interest rates, foreign exchange rates and commodity prices. Derivative transactions are not entered into for speculative purposes.

i) Interest rate derivatives

Interest payments and receipts arising from interest rate derivatives are recognised on an accrual basis as an adjustment to interest expense during the period. The premiums paid or received and any realised costs or benefits are amortised over the term of the agreement, as are gains and losses associated with financial futures.

ii) Foreign exchange derivatives

Costs and benefits arising from foreign exchange derivatives for expense and revenue transactions are brought to account in the Statements of Financial Performance over the term of the agreement. For transactions to hedge specific capital or borrowing requirements, any costs or benefits resulting from the agreement forms part of the initial asset or liability carrying value.

iii) Commodity derivatives

The use of commodity derivatives gives rise to gains and losses on revaluation of the contract. These gains and losses are brought to account in the purchase price of the commodity within the period the underlying transaction is being recorded.

t) Earnings per share

Basic EPS is calculated as net profit attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

For the financial year ended 31 December 2002

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
2. Revenues from Ordinary Activities					
Ongoing business					
Sales of beverages		**3,432.6**	3,271.0		
Other revenue					
From operating activities					
Sales of materials		**75.4**	64.2		
Rendering of services		**6.5**	5.2		
Rental and other trading revenue		**10.0**	21.0		
From non-operating activities					
Management and guarantee fees from controlled entities	38			**140.6**	185.6
Dividend income from –					
controlled entities	38			**75.9**	56.7
other corporations		**0.5**	0.3	**-**	–
Proceeds from sale of –					
PET manufacturing operations	35	**154.0**	–		
surplus properties		**89.8**	–		
other property, plant and equipment		**10.3**	10.1	**0.7**	0.4
		3,779.1	3,371.8	**217.2**	242.7
Philippines					
Sales of beverages		**-**	404.3		
Other revenue					
From operating activities		–	3.7		
From non-operating activities					
Proceeds from sale of other property, plant and equipment		–	0.3		
		-	408.3		
Proceeds from sale of the Philippines operation		–	2,124.3	**-**	2,124.3
Total revenues – before interest income		**3,779.1**	5,904.4	**217.2**	2,367.0
Interest income from non-operating activities –					
controlled entities	38			**57.3**	71.3
non-related parties		**49.7**	27.7	**4.5**	4.5
Total interest income from non-operating activities		**49.7**	27.7	**61.8**	75.8
Total revenues		**3,828.8**	5,932.1	**279.0**	2,442.8
Significant items included in total revenues					
Ongoing business					
Proceeds from sale of –					
PET manufacturing operations	35	**154.0**	–		
surplus properties		**89.8**	–		
		243.8	–		
Philippines					
Proceeds from sale of the Philippines operation		**-**	2,124.3	**-**	2,124.3

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M

3. Profit from Ordinary Activities

Profit from ordinary activities before tax has been arrived at after including –

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
a) Expenses					
Ongoing business					
Cost of goods sold		**2,022.9**	1,933.7		
Selling		**515.8**	492.1		
Warehousing and distribution		**317.0**	291.2		
Administration and other		**284.2**	282.5	**87.3**	92.7
Investing		**214.1**	–		
		3,354.0	2,999.5	**87.3**	92.7
Philippines					
Cost of goods sold		–	247.6		
Selling		–	38.8		
Warehousing and distribution		–	44.1		
Administration and other		–	24.9		
		–	355.4	**87.3**	92.7
Investing		–	1,882.9	–	1,784.7
Total expenses – before borrowing expenses		**3,354.0**	5,237.8	**87.3**	1,877.4
Borrowing expenses					
Interest expense –					
controlled entities	38			**21.2**	21.7
non-related parties		**183.1**	167.6	**87.1**	106.7
Other borrowing (gains) expenses		**(0.6)**	2.4	–	–
Total borrowing expenses		**182.5**	170.0	**108.3**	128.4
Total expenses		**3,536.5**	5,407.8	**195.6**	2,005.8
b) Significant items included in total expenses					
Ongoing business					
Redundancy and restructuring expenses		**15.5**	–	**7.4**	–
Rationalisation of certain non-profitable cold drink equipment		**11.0**	–		
Carrying amount including related costs of –					
PET manufacturing operations sold[1]	35	**151.5**	–		
surplus properties sold[1]		**62.6**	–		
		240.6	–	**7.4**	–
Philippines					
Carrying amount of net assets sold including related costs – Philippines operation[1]		–	1,882.9	–	1,784.7

1 These amounts are categorised as investing expenses above.

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
3. Profit from Ordinary Activities continued					
Profit from ordinary activities before tax has been arrived at after including –					
c) Other items					
Amortisation expense					
Goodwill		**2.4**	1.2	**–**	–
Trade marks		**0.5**	0.4	**–**	–
Total amortisation expense		**2.9**	1.6	**–**	–
Depreciation expense					
Buildings		**10.0**	10.4	**–**	–
Plant and equipment		**146.5**	171.2	**2.7**	4.0
Total depreciation expense		**156.5**	181.6	**2.7**	4.0
Bad and doubtful debts expense					
Trade debtors		**1.8**	4.5	**–**	–
Other debtors		**0.5**	1.2	**–**	–
Total bad and doubtful debts expense		**2.3**	5.7	**–**	–
Rentals – operating leases		**38.6**	38.8	**1.9**	2.3
Defined benefit superannuation plan contributions		**46.2**	31.5	**20.0**	10.4
Employee Share Plan expenses		**4.8**	3.6	**0.6**	0.7
Foreign exchange (gain) loss		**(12.1)**	0.1	**(14.5)**	0.8
(Write back) write down of inventories to net realisable value		**0.1**	(1.8)	**–**	–
Write down of investments to recoverable amount		**1.2**	–	**–**	–
Rationalisation of certain non-profitable cold drink equipment[1]		**11.0**	–	**–**	–
(Profit) loss from sale of –					
PET manufacturing operations[1]		**(2.5)**	–	**–**	–
Philippines operation[1]		**–**	(241.4)	**–**	(339.6)
surplus properties[1]		**(27.2)**	–	**–**	–
other property, plant and equipment		**10.4**	6.5	**4.5**	2.3

1 These amounts are derived from significant items included in total revenues and expenses from ordinary activities.

4. Income Tax Expense from Ordinary Activities

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
The prima facie income tax expense reconciles to income tax provided as follows –					
Prima facie income tax expense on profit from ordinary activities at the Australian rate of 30%		**87.7**	157.3	**25.0**	131.1
Tax effect of permanent differences –					
Non-allowable expenses		**4.4**	4.3	**–**	–
Rebates on dividends received		**(0.2)**	–	**(14.4)**	(11.8)
Exempt dividends		**–**	–	**(8.4)**	(5.2)
Investment incentives		**(22.8)**	(13.3)	**–**	–
Other items		**1.1**	(0.6)	**(0.2)**	0.2
Overseas tax rates differential		**0.6**	(1.4)	**–**	–
Overseas withholding tax		**8.6**	5.2	**7.9**	5.0
Amounts not recorded in future income tax benefits		**2.0**	–	**–**	–
Amounts underprovided in prior years		**1.5**	1.2	**1.1**	–
Non-taxable profit from sale of the Philippines operation		**–**	(77.5)	**–**	(106.6)
Income tax expense from ordinary activities		**82.9**	75.2	**11.0**	12.7
Income tax expense comprises –					
Amount provided for current income tax		**99.4**	67.0	**17.6**	12.0
Adjustments to future income tax benefits	13	**(11.8)**	10.0	**(6.6)**	2.6
Adjustments to provision for deferred income tax	17	**(4.7)**	(1.8)	**–**	(1.9)
		82.9	75.2	**11.0**	12.7
Income tax benefit on significant items included in income tax expense from ordinary activities		**0.8**	5.1	**2.2**	5.1

5. Financial Reporting by Geographic Segments

	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M
	Revenue from sales of beverages		Other revenue		Significant items		Total revenues	
Ongoing business								
Australia	**1,776.8**	1,675.1	**12.2**	14.2	**130.1**	–	**1,919.1**	1,689.3
Oceania[1]	**397.4**	354.7	**1.3**	2.8	**23.9**	–	**422.6**	357.5
South Korea	**837.5**	844.5	**10.9**	8.8	**89.8**	–	**938.2**	853.3
Indonesia	**420.9**	396.7	**3.6**	11.6	**–**	–	**424.5**	408.3
Other[2]	**–**	–	**74.7**	63.4	**–**	–	**74.7**	63.4
Total ongoing business	**3,432.6**	3,271.0	**102.7**	100.8	**243.8**	–	**3,779.1**	3,371.8
Philippines	**–**	404.3	**–**	4.0	**–**	–	**–**	408.3
Proceeds from sale of the Philippines operation					**–**	2,124.3	**–**	2,124.3
CCA Group	**3,432.6**	3,675.3	**102.7**	104.8	**243.8**	2,124.3	**3,779.1**	5,904.4
			Earnings before interest, tax and significant items		Significant items[3]		Segment result – earnings before interest and tax	
Ongoing business								
Australia			**317.0**	288.9	**(4.8)**	–	**312.2**	288.9
Oceania[1]			**63.1**	50.8	**0.2**	–	**63.3**	50.8
South Korea			**62.0**	35.3	**10.4**	–	**72.4**	35.3
Indonesia			**21.4**	39.6	**–**	–	**21.4**	39.6
Other[2]			**(41.6)**	(42.3)	**(2.6)**	–	**(44.2)**	(42.3)
Total ongoing business			**421.9**	372.3	**3.2**	–	**425.1**	372.3
Philippines			**–**	52.9	**–**	–	**–**	52.9
Profit from sale of the Philippines operation					**–**	241.4	**–**	241.4
CCA Group			**421.9**	425.2	**3.2**	241.4	**425.1**	666.6
			Assets		Liabilities		Net assets	
Ongoing business								
Australia			**3,171.7**	3,297.7	**331.8**	299.8	**2,839.9**	2,997.9
Oceania[1]			**640.9**	558.8	**94.2**	52.5	**546.7**	506.3
South Korea			**1,185.2**	1,300.3	**139.3**	118.3	**1,045.9**	1,182.0
Indonesia			**557.7**	501.9	**123.1**	89.9	**434.6**	412.0
Other[2]			**37.3**	45.4	**47.6**	51.9	**(10.3)**	(6.5)
Total ongoing business			**5,592.8**	5,704.1	**736.0**	612.4	**4,856.8**	5,091.7
Assets and liabilities excluded from above[4]			**358.1**	649.3	**1,999.7**	2,709.0	**(1,641.6)**	(2,059.7)
CCA Group			**5,950.9**	6,353.4	**2,735.7**	3,321.4	**3,215.2**	3,032.0
			Depreciation and amortisation expense		Other non-cash expenses		Additions and acquisitions of non-current assets[5]	
Ongoing business								
Australia			**76.4**	80.2	**20.6**	26.2	**58.7**	58.6
Oceania[1]			**19.8**	19.2	**2.6**	3.3	**32.2**	14.6
South Korea			**38.1**	41.9	**42.2**	27.9	**13.7**	27.4
Indonesia			**21.2**	16.8	**11.4**	7.0	**37.0**	52.5
Other[2]			**3.9**	4.1	**5.2**	11.2	**0.4**	1.1
Total ongoing business			**159.4**	162.2	**82.0**	75.6	**142.0**	154.2
Philippines			**–**	21.0	**–**	1.1	**–**	6.8
CCA Group			**159.4**	183.2	**82.0**	76.7	**142.0**	161.0

1 *The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.*

2 *"Other" includes corporate and unallocated.*

3 Significant items include the following –

	$M
Redundancy and restructuring expenses	*(15.5)*
Rationalisation of certain non-profitable cold drink equipment	*(11.0)*
Profit from sale of PET manufacturing operations	*2.5*
Profit from sale of surplus properties	*27.2*
	3.2

4 *Assets and liabilities shown against each segment exclude future income tax benefits, tax provisions and assets and liabilities which relate to the Group's financing activity.*

5 *Non-current assets comprise of investments in securities, investments in bottlers' agreements and property, plant and equipment for this disclosure.*

The Group operates in one business segment being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, mineral waters, fruit juices and other alcohol-free beverages.

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
6. Cash Assets					
Cash on hand and in banks		**106.1**	107.9	**31.3**	34.0
Short-term deposits		**99.3**	168.1	**–**	–
Total cash assets		**205.4**	276.0	**31.3**	34.0
7. Receivables					
Current					
Amounts receivable from controlled entities	38			**524.4**	523.3
Trade debtors		**440.3**	358.3	**–**	–
Provision against trade debtors		**(5.6)**	(5.1)	**–**	–
Trade debtors (related entities)	38	**1.3**	0.4	**–**	–
Other debtors		**50.1**	70.6	**5.2**	3.8
Provision against other debtors		**(0.5)**	–	**–**	–
Other debtors (related entities)	38	**15.9**	22.1	**0.3**	–
Total receivables (current)		**501.5**	446.3	**529.9**	527.1
Non-current					
Amounts receivable from controlled entities	38			**752.3**	907.2
Other debtors		**22.8**	26.8	**–**	–
Total receivables (non-current)		**22.8**	26.8	**752.3**	907.2
8. Inventories					
Raw materials at cost		**172.5**	171.8	**–**	–
Provision against raw materials		**(0.5)**	(0.4)	**–**	–
		172.0	171.4	**–**	–
Finished goods at cost		**117.0**	109.1	**–**	–
Provision against finished goods		**(0.3)**	(0.4)	**–**	–
		116.7	108.7	**–**	–
Returnable containers and other inventories					
at cost		**48.9**	58.1	**–**	–
at net realisable value		**116.3**	99.0	**–**	–
		165.2	157.1	**–**	–
Provision against returnable containers and other inventories		**(1.7)**	(4.6)	**–**	–
		163.5	152.5	**–**	–
Properties held for resale		**48.2**	–	**–**	–
Total inventories		**500.4**	432.6	**–**	–
9. Investments in Securities					
Shares in controlled entities at cost				**2,981.0**	3,267.3
Shares in non-related entities at cost		**4.1**	4.1	**–**	–
Provision against investments		**(3.4)**	(2.2)	**–**	–
Total investments in securities		**0.7**	1.9	**2,981.0**	3,267.3

	CCA Group		CCA Entity	
	2002	2001	**2002**	2001
	$M	$M	**$M**	$M

10. Investments in Bottlers' Agreements

Investments in bottlers' agreements at cost	**3,252.1**	3,169.3	**-**	-

The bottlers' agreements reflect a long and ongoing relationship between bottling companies in the Group and The Coca-Cola Company (TCCC). The agreements establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the Company and TCCC. The Coca-Cola System of which the Group is a part dates back to 1899, with a history of growth and success. All bottlers' agreements included in the Group's present arrangements, the first of which was issued in 1939, have been renewed at the expiry of their legal terms. The agreements are for periods of mainly ten years with provisions for renewal and are at varying stages of their terms. No consideration is payable upon renewal. At 31 December 2002, there were thirteen agreements in place throughout the Group, issued on substantially the same terms and conditions.

The Directors have given due consideration to the Group's history of dealings with TCCC, established international practice of that company, TCCC's equity in the Group and the participation of nominees of TCCC on the Company's Board of Directors. In the light of all these considerations, the Directors believe that the agreements will continue to be renewed at the end of their legal terms and the product of those agreements will be maintained so that the Directors cannot identify any factor that would affect their useful life.

In accordance with Australian Accounting Standard AASB 1021 Depreciation, no amortisation is provided against the carrying value of the assets. The Directors believe that the life of the assets to the Group is of such duration and the residual value of the assets to the Group would be such that the amortisation charge, if any, would not be material.

In accordance with Australian Accounting Standard AASB 1010 Recoverable Amount of Non-Current Assets, CCA Directors have an obligation to ensure that the carrying values of Investment in Bottlers' Agreements do not exceed their recoverable amount. The recoverable amount is defined as the net present value of cash inflows and outflows arising from continued use. The primary method used in determining the recoverable amount for this class of assets is discounted cash flow using CCA's weighted average cost of capital.

For the financial year ended 31 December 2002

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
11. Property, Plant and Equipment					
Freehold and leasehold land and buildings at fair value[1]		**479.0**	581.2	**–**	–
Provision for depreciation and amortisation		**(20.8)**	(11.5)	**–**	–
Total property		**458.2**	569.7	**–**	–
Plant and equipment at cost		**1,614.5**	1,755.8	**18.0**	30.1
Provision for depreciation		**(885.0)**	(828.3)	**(8.1)**	(10.7)
Total plant and equipment		**729.5**	927.5	**9.9**	19.4
Buildings, plant and equipment under construction at cost		**41.1**	43.6	**–**	–
Total property, plant and equipment		**1,228.8**	1,540.8	**9.9**	19.4

1 The fair values of the Group's freehold and leasehold land and building assets have been based upon independent valuations previously obtained in 2000 and reviewed at balance date, having regard to prevailing circumstances. Such valuations apply the market value for existing use basis, being the amounts for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction.

Movement in property, plant and equipment for the year –

	Refer Note	Property $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group					
Balance at the beginning of the financial year		**569.7**	**927.5**	**43.6**	**1,540.8**
Additions		**4.8**	**34.2**	**57.5**	**96.5**
Disposals		**(2.3)**	**(18.4)**	**–**	**(20.7)**
Acquisitions of entity and operation	34	**4.0**	**7.1**	**–**	**11.1**
Sale of operations	35	**(8.3)**	**(122.1)**	**–**	**(130.4)**
Rationalisation of certain non-profitable cold drink equipment		**–**	**(11.0)**	**–**	**(11.0)**
Depreciation expense		**(10.0)**	**(146.5)**	**–**	**(156.5)**
Net foreign currency movements		**3.5**	**12.9**	**(0.5)**	**15.9**
Transfers from buildings, plant and equipment under construction		**4.2**	**55.3**	**(59.5)**	**–**
Transfers to assets held for resale		**(107.4)**	**–**	**–**	**(107.4)**
Other		**–**	**(9.5)**	**–**	**(9.5)**
Closing balance		**458.2**	**729.5**	**41.1**	**1,228.8**
CCA Entity					
Balance at the beginning of the financial year		**–**	**19.4**	**–**	**19.4**
Additions		**–**	**0.4**	**–**	**0.4**
Disposals		**–**	**(5.2)**	**–**	**(5.2)**
Depreciation expense		**–**	**(2.7)**	**–**	**(2.7)**
Other		**–**	**(2.0)**	**–**	**(2.0)**
Closing balance		**–**	**9.9**	**–**	**9.9**

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
12. Intangibles					
Goodwill at cost		**15.5**	15.4	–	–
Accumulated amortisation		**(12.0)**	(9.4)	–	–
		3.5	6.0	–	–
Trade marks at cost		**7.0**	6.9	–	–
Accumulated amortisation		**(5.9)**	(5.5)	–	–
		1.1	1.4	–	–
Total intangibles		**4.6**	7.4	–	–
13. Future Income Tax Benefits					
Balance at the beginning of the financial year		**28.5**	67.1	**10.2**	12.8
Current movement	4	**11.8**	(10.0)	**6.6**	(2.6)
Acquisitions of entity and operation	34	**0.2**	–	–	–
Sale of operations	35	**(0.2)**	(30.5)	–	–
Other		**0.4**	1.9	**0.1**	–
Closing balance		**40.7**	28.5	**16.9**	10.2
Amounts attributable to tax losses included above		**1.1**	–	–	–
Amounts not recognised in respect of tax losses and capital losses because recovery is not virtually certain[1]		**705.0**	605.4	**686.3**	584.8

1 The unrecognised benefits will only be obtained if the relevant entities derive future assessable income and capital gains of an amount sufficient to enable the benefit from deductions to be realised, the conditions for deductibility imposed by the law continue to be complied with, and no changes in tax legislation adversely affect the relevant entities in realising the benefit.

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
14. Payables					
Current					
Amounts payable to controlled entities	38			**2.5**	1.2
Trade creditors		**209.1**	161.3	**0.2**	0.7
Trade creditors (related entities)	38	**126.1**	89.2	–	–
Other creditors		**14.0**	4.4	**0.1**	–
Total payables (current)		**349.2**	254.9	**2.8**	1.9
Non-current					
Amounts payable to controlled entities	38			**310.9**	284.7
Total payables (non-current)		**–**	–	**310.9**	284.7

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
15. Interest-Bearing Liabilities					
Current					
Bonds		**354.3**	685.1	**354.3**	587.2
Loans		**10.0**	144.2	**10.0**	144.2
Bank loans		**94.5**	15.9	**-**	-
Bank overdrafts		**0.9**	1.5	**-**	-
Notes – commercial paper		**-**	225.7	**-**	225.7
Total interest-bearing liabilities (current)	37	**459.7**	1,072.4	**364.3**	957.1
Non-current					
Bonds		**1,229.2**	1,314.7	**687.0**	854.6
Bank loans		**43.6**	91.0	**-**	-
Cross currency swaps relating to interest-bearing liabilities		**62.6**	37.2	**43.4**	19.3
Total interest-bearing liabilities (non-current)	37	**1,335.4**	1,442.9	**730.4**	873.9
16. Provision for Employee Entitlements					
Aggregate provision for employee entitlements					
Current		**46.5**	45.8	**19.9**	20.4
Non-current		**80.6**	74.8	**5.0**	6.2
Total provision for employee entitlements		**127.1**	120.6	**24.9**	26.6
17. Provision for Deferred Income Tax					
Balance at the beginning of the financial year		**96.9**	235.2	**0.3**	2.2
Current movement	4	**(4.7)**	(1.8)	**-**	(1.9)
Sale of operations		**-**	(143.1)	**-**	-
Other		**1.7**	6.6	**-**	-
Closing balance		**93.9**	96.9	**0.3**	0.3

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M

18. Contributed Equity

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Issued					
Fully paid ordinary shares		**1,557.9**	1,517.4	**1,557.9**	1,517.4
Fully paid non-participating shares		**43.7**	43.7	**43.7**	43.7
Total contributed equity		**1,601.6**	1,561.1	**1,601.6**	1,561.1
Movement in fully paid ordinary shares for the financial year –					
Balance at the beginning of the financial year		**1,517.4**	3,500.2	**1,517.4**	3,500.2
Issued as part consideration for additional 1.66% of CCA's Indonesian operation	34	**4.8**	–	**4.8**	–
Cancelled as part consideration for sale of the Philippines operation		-	(1,773.1)	-	(1,773.1)
Capital reduction		-	(270.8)	–	(270.8)
Shares issued in respect of –					
Dividend Reinvestment Plan	23	**19.3**	41.2	**19.3**	41.2
Employee Share Plan	19	**3.2**	9.1	**3.2**	9.1
Executive Option Plan	19	**13.2**	10.8	**13.2**	10.8
Total movement	21	**40.5**	(1,982.8)	**40.5**	(1,982.8)
Closing balance		**1,557.9**	1,517.4	**1,557.9**	1,517.4

Shares issues		2002 No.	2001 No.
Movement in issued ordinary shares for the financial year –			
Opening number of shares		**684,287,903**	1,044,883,667
Issued as part consideration for additional 1.66% of CCA's Indonesian operation	34	**771,929**	–
Cancelled as part consideration for sale of the Philippines operation		-	(373,291,834)
Issued under Dividend Reinvestment Plan		**3,473,091**	8,237,527
Issued under Employee Share Plan	19	**533,309**	1,819,593
Issued under Executive Option Plan	19	**3,375,850**	2,638,950
Closing number of shares		**692,442,082**	684,287,903

The proceeds from the issues of ordinary shares are being used to facilitate additional growth through market and infrastructure development.

Non-participating shares

Non-participating shares have no rights other than a right to a return of capital of $1 per share on a winding-up of the Company, but only after ordinary shareholders have received a return of capital of 50¢ plus $1 million in respect of each ordinary share. Consequently, these shares have effectively no value.

Capital reduction

Following a special resolution passed by shareholders at the Company's Annual General Meeting held on 27 April 2001, the Company undertook a capital reduction by means of a return to ordinary shareholders of 40¢ per share in the previous financial year.

19. Employee Ownership Plans continued

Executive Option Plan continued

Details of options exercised during the financial year are as follows –

	2002				2001			
Exercise price $	**Options exercised No.**	**Weighted average market value at exercise date $**	**Proceeds $M**	**Market value at exercise date $M**	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M
Options exercised prior to the capital reduction[1] –								
3.37					322,500	4.97	1.1	1.6
4.51					30,000	5.10	0.1	0.2
4.93					289,000	5.29	1.4	1.5
					641,500		2.6	3.3
Options exercised after the capital reduction[1] –								
2.97	**1,508,075**	**6.15**	**4.5**	**9.3**	559,750	5.26	1.7	3.0
4.11	**152,500**	**6.16**	**0.6**	**0.9**	110,000	5.54	0.4	0.6
4.53	**1,266,625**	**6.15**	**5.7**	**7.8**	1,105,200	5.36	5.0	5.9
4.76	**193,000**	**6.13**	**0.9**	**1.2**	97,500	5.40	0.5	0.5
4.89	**–**	**–**	**–**	**–**	125,000	5.08	0.6	0.6
5.44	**215,150**	**6.25**	**1.2**	**1.3**	–	–	–	–
6.49	**40,500**	**6.60**	**0.3**	**0.3**	–	–	–	–
	3,375,850		**13.2**	**20.8**	1,997,450		8.2	10.6
Total	**3,375,850**		**13.2**	**20.8**	2,638,950		10.8	13.9

1 A capital reduction was made in the prior financial year, refer to Note 18 for further details.

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M

20. Reserves

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Revaluation reserve					
Balance at the beginning of the financial year		**23.6**	462.3	**126.5**	126.5
Transferred to retained profits[1]	21	**–**	(438.7)	**–**	–
Closing balance		**23.6**	23.6	**126.5**	126.5
Foreign currency translation reserve					
Balance at the beginning of the financial year		**(117.2)**	(981.7)		
Transferred from retained profits[2]	21	**1.7**	732.6		
Translation of financial statements of foreign controlled entities		**44.1**	131.9		
Closing balance		**(71.4)**	(117.2)		
Total reserves		**(47.8)**	(93.6)	**126.5**	126.5

1 Transfer resulting mainly from election to deem certain non-current assets to be carried at cost in accordance with accounting standard AASB 1041 Revaluation of Non-Current Assets.

2 Transfer to reserve attributable to the liquidation of CC Amatil Netherlands BV (2001: sale of the Philippines operation).

21. Retained Profits and Equity Attributable to Members of Coca-Cola Amatil Limited

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Retained profits					
Balance at the beginning of the financial year		**1,541.6**	1,435.2	**1,190.4**	813.6
Net profit attributable to members of Coca-Cola Amatil Limited		**209.5**	447.8	**72.4**	424.3
Total available for appropriation		**1,751.1**	1,883.0	**1,262.8**	1,237.9
Dividends paid	22	**(103.3)**	(47.5)	**(103.3)**	(47.5)
Transferred from (to) –					
Revaluation reserve	20	**–**	438.7	**–**	–
Foreign currency translation reserve	20	**(1.7)**	(732.6)		
Closing balance		**1,646.1**	1,541.6	**1,159.5**	1,190.4
Equity					
Balance at the beginning of the financial year		**3,009.1**	4,459.7	**2,878.0**	4,484.0
Total changes in equity recognised in the Statements of Financial Performance		**253.6**	579.7	**72.4**	424.3
Transactions with owners as owners –					
Contributed equity	18	**40.5**	(1,982.8)	**40.5**	(1,982.8)
Dividends paid	22	**(103.3)**	(47.5)	**(103.3)**	(47.5)
Closing balance		**3,199.9**	3,009.1	**2,887.6**	2,878.0

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
22. Dividends					
a) Dividends appropriated					
Prior year final dividend on ordinary shares[1]		**48.0**	–	**48.0**	–
Current year interim dividend on ordinary shares		**55.3**	47.5	**55.3**	47.5
Total dividends[2]		**103.3**	47.5	**103.3**	47.5
b) Dividends paid during the financial year are summarised as follows –					
Prior year final dividend[3]		**48.0**	62.7	**48.0**	50.7
Current year interim dividend[4]		**55.3**	47.5	**55.3**	47.5
Dividend paid by controlled entity to outside equity interests		**0.3**	–	**-**	
		103.6	110.2	**103.3**	98.2
Dividends satisfied by issue of shares under the Dividend Reinvestment Plan	23	**(19.3)**	(41.2)	**(19.3)**	(41.2)
Dividends paid as per the Statements of Cash Flows		**84.3**	69.0	**84.0**	57.0

1 Following a change in accounting policy in 2001, the prior year final dividend is now appropriated in the financial year of payment. Previously, the final dividend was appropriated in the financial year to which the dividend related by the creation of a provision for dividend.

2 It is expected that dividends paid in the future will be partly unfranked, principally due to the effect of the geographic mix of CCA's operations.

3 Paid at 7.0¢ (2001: 6.0¢) per share and partly franked to 3.5¢ (2001: 2.5¢) per share at the Australian tax rate of 30% (2001: 34%).

4 Paid at 8.0¢ (2001: 7.0¢) per share and partly franked to 4.0¢ (2001: 3.5¢) per share at the Australian tax rate of 30%.

		CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
c) Franking credit balance					
The balance of the franking account as at the end of the financial year adjusted for franking credits which will arise from payment of income tax provided for in the financial statements		**70.9**	55.3	**13.8**	6.3

The franking credit balance will be reduced by $15.6M resulting from the final dividend for 2002, payable 31 March 2003.

As of 1 July 2002, the new imputation system requires franking credits to be expressed on a tax-paid basis. Accordingly, the current financial year balance has been determined on the tax-paid basis.

The CCA Group amounts include franking credits that would be available to the CCA Entity if distributable profits of Australian controlled entities were paid as dividends.

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M

23. Statements of Cash Flows

	Refer Note	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Reconciliation of net cash flows from operating activities to net profit					
Net profit		**209.4**	449.1	**72.4**	424.3
Depreciation, amortisation and amounts set aside to provisions		**179.6**	182.0	**11.9**	(4.0)
(Profit) loss from sale of –					
PET manufacturing operations		**(2.5)**	–		
Philippines operation		**–**	(241.4)	**–**	(339.6)
surplus properties		**(27.2)**	–		
other property, plant and equipment		**10.4**	6.5	**4.5**	2.3
(Increase) decrease in –					
interest receivable		**11.6**	4.7	**0.3**	(0.3)
other receivables		**(57.2)**	(91.9)	**(1.2)**	28.1
inventories		**(30.1)**	(71.2)	**–**	–
prepayments		**1.1**	(38.0)	**2.3**	5.3
Increase (decrease) in –					
interest payable		**(12.0)**	(29.3)	**(2.1)**	(26.2)
tax payable		**13.5**	15.5	**(1.0)**	5.8
other payables		**75.0**	(4.8)	**(0.4)**	0.9
accrued charges		**17.6**	86.9	**(8.3)**	13.0
Net cash flows from operating activities		**389.2**	268.1	**78.4**	109.6
Reconciliation of cash					
Cash assets	6	**205.4**	276.0	**31.3**	34.0
Call deposits (included in loans)		**(10.0)**	(15.0)	**(10.0)**	(15.0)
Bank overdrafts	15	**(0.9)**	(1.5)	**–**	–
Cash held at the end of the financial year		**194.5**	259.5	**21.3**	19.0
Non-cash investing and financing activities					
a) Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan		**19.3**	41.2	**19.3**	41.2
b) Part consideration for sale of the Philippines operation – Cancellation of contributed equity in Coca-Cola Amatil Limited		**–**	1,773.1	**–**	1,773.1

24. Earnings Per Share (EPS)

	¢	¢
Basic EPS	**30.4**	56.2
Diluted EPS	**30.1**	56.0
Before significant items –		
Basic EPS	29.8	25.3
Diluted EPS	29.6	25.2

The following reflects the earnings and share data used in the calculation of basic and diluted EPS –

	No. M	No. M
Weighted average number of ordinary shares on issue used to calculate basic EPS	**689.4**	796.1
Add effect of dilutive securities – share options	**5.8**	4.1
Adjusted weighted average number of ordinary shares on issue used to calculate diluted EPS	**695.2**	800.2

	$M	$M
Earnings used to calculate basic and diluted EPS –		
Net profit attributable to members of Coca-Cola Amatil Limited	**209.5**	447.8
Deduct significant items after tax	**(4.0)**	(246.5)
Earnings used to calculate basic and diluted EPS before significant items	**205.5**	201.3

	CCA Group		CCA Entity	
	2002 $M	2001 $M	**2002 $M**	2001 $M
25. Capital Expenditure Commitments				
Estimated aggregate amount of contracts for purchase of property, plant and equipment not provided for, payable –				
Not later than one year	**28.7**	54.8	**-**	1.0
26. Operating Lease Commitments				
Lease commitments for non-cancellable operating leases with terms of more than one year, payable –				
Not later than one year	**27.6**	25.2	**1.7**	2.3
Later than one year but not later than five years	**35.1**	36.7	**5.5**	6.8
Later than five years	**24.4**	31.2	**24.2**	25.5
	87.1	93.1	**31.4**	34.6
Assets under operating leases mainly consist of land and buildings, motor vehicles and other items of plant and equipment.				
27. Other Commitments				
Promotional commitments, payable –				
Not later than one year	**12.6**	12.2	**-**	-
Later than one year but not later than five years	**17.3**	22.6	**-**	-
Later than five years	**1.7**	0.4	**-**	-
	31.6	35.2	**-**	-

	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M

28. Contingent Liabilities

	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Contingent liabilities existed at the end of the financial year in respect of –				
Guarantees of borrowings of controlled entities			**695.3**	643.1
Termination payments under service agreements	**11.3**	14.1	**11.3**	14.1
Other guarantees	**0.5**	0.5	**–**	–
	11.8	14.6	**706.6**	657.2

The Company has entered into a Deed of Cross Guarantee with certain of its wholly owned controlled entities (designated 1 in Note 33), whereby the liabilities of those entities are guaranteed.

29. Superannuation Commitments

The Group sponsors a number of superannuation plans which provide benefits for employees or their dependants on retirement, resignation or death. The plans provide, in the majority of cases, benefits in the form of lump sum payments.

The Group is obliged to contribute to the plans in accordance with their governing trust deeds and the contributions are legally enforceable. Contributions to the plans are based on a percentage of employees' salaries and wages.

For defined benefit plans, actuarial assessments are carried out at least every three years. Based on these assessments and subsequent interim reports which are provided by the actuaries on a more regular basis, each plan would be able to satisfy all benefits that would have been vested in the event of –

a) termination of the plan;
b) voluntary termination of the employment of each employee on the initiative of the employee; or
c) compulsory termination of the employment of each employee on the initiative of the employer.

The major plans are the CCA Group Superannuation Plan (CCAGSP) and the CCA Beverages Superannuation Plan (CCABSP), which were last reviewed by the actuaries as at 1 July 2001 and 1 July 2000 respectively. The actuaries who carried out the reviews of the Plans were J.E. Burnett BA, FIAA and D. Drysdale BSc, FIA, FIAA respectively.

Details of the superannuation plans as extracted from their most recent review are as follows –

	CCAGSP as at 1 July 2001 $M	CCABSP as at 1 July 2000 $M
Accrued benefits	84.0	149.0
Net market value of plan assets	92.5	152.6
Surplus of net market value of plan assets over accrued benefits	8.5	3.6

Details of vested benefits as extracted from their most recent interim reports are as follows –

	CCAGSP as at 30 June 2002[1] $M	CCABSP as at 30 June 2002 $M
Vested benefits	81.6	163.7
Net market value of plan assets	77.6	164.3

1 Additional funds were transferred by the Company to the CCAGSP during the period from 1 July to 31 December 2002 to cover the deficit in vested benefits.

	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
30. Auditors' Remuneration				
Amounts received, or due and receivable, by –				
CCA Entity auditor, Ernst & Young (Australia) for –				
Audit or half-year review of the financial report	**0.920**	1.189	**0.460**	0.238
Other services	**0.717**	0.420	**0.630**	0.420
	1.637	1.609	**1.090**	0.658
Member firms of Ernst & Young in relation to controlled entities of CCA Entity for –				
Audit or half-year review of the financial reports	**0.532**	0.730		
Other services	**0.245**	0.190		
	0.777	0.920		
Other firms in relation to controlled entities of CCA Entity for –				
Audit or half-year review of the financial reports	**0.079**	0.032		
Other services	**0.010**	0.024		
	0.089	0.056		
Related practices of the CCA Entity auditor	**0.084**	–	**0.019**	–
Total auditors' remuneration	**2.587**	2.585	**1.109**	0.658
Other services includes –				
Assurance services in relation to information systems upgrades	**0.514**		**0.340**	
Other assurance services	**0.396**		**0.236**	
Tax compliance reviews	**0.146**		**0.073**	
Total other services	**1.056**		**0.649**	
31. Retirement Payments				
Prescribed benefits in connection with the retirement of Directors or principal executive officers approved in general meeting of CCA	**–**	0.629	**–**	0.629

	CCA Group		CCA Entity	
	2002	2001	**2002**	2001
	$M	$M	**$M**	$M

32. Directors' and Executives' Remuneration

Remuneration includes salaries, benefits, incentive entitlements accrued in respect of the financial year, amounts accrued under service agreements during the financial year and notional and actual superannuation contributions. No amounts have been included in remuneration in respect of options issued under the Executive Option Plan.

Directors

	CCA Group 2002 $M	CCA Group 2001 $M	CCA Entity 2002 $M	CCA Entity 2001 $M
Income paid or payable, or otherwise made available, in connection with the management of the Company and the Group by Directors of CCA and by directors of its controlled entities in respect of the financial year	**13.167**	19.385	**5.067**	4.826

Directors of CCA, whose total remuneration was within the following bands –

$		$	No.	No.
0	–	9,999	**–**	1
20,000	–	29,999	**–**	5
40,000	–	49,999	**–**	1
50,000	–	59,999	**–**	1
60,000	–	69,999	**1**	–
70,000	–	79,999	**–**	2
80,000	–	89,999	**2**	2
90,000	–	99,999	**2**	–
160,000	–	169,999	**–**	1
230,000	–	239,999	**1**	–
280,000	–	289,999	**–**	1
1,590,000	–	1,599,999	**–**	1
1,620,000	–	1,629,999	**1**	–
2,240,000	–	2,249,999	**–**	1
2,780,000	–	2,789,999	**1**	–

	CCA Group		CCA Entity	
	2002	2001	**2002**	2001
	$M	$M	**$M**	$M

32. Directors' and Executives' Remuneration continued

Executive officers

Amounts received, or due and receivable, by executive officers, domiciled in Australia, whose total remuneration equals $100,000 or more in connection with the management of the Company and the Group	**14.777**	23.088	**14.777**	23.088

Executive officers whose total remuneration was within the following bands –

$ – $	**No.**	No.	**No.**	No.
180,000 – 189,999	**1***	–	**1***	–
200,000 – 209,999	**1***	–	**1***	–
240,000 – 249,999	**–**	1	**–**	1
250,000 – 259,999	**1**	–	**1**	–
270,000 – 279,999	**–**	2	**–**	2
280,000 – 289,999	**2**	1	**2**	1
290,000 – 299,999	**–**	1	**–**	1
300,000 – 309,999	**1**	1	**1**	1
310,000 – 319,999	**1**	3	**1**	3
320,000 – 329,999	**4**	1	**4**	1
330,000 – 339,999	**–**	1	**–**	1
340,000 – 349,999	**2**	1	**2**	1
350,000 – 359,999	**–**	1	**–**	1
360,000 – 369,999	**2***	2	**2***	2
370,000 – 379,999	**–**	1	**–**	1
380,000 – 389,999	**1***	–	**1***	–
390,000 – 399,999	**1**	1	**1**	1
400,000 – 409,999	**1**	–	**1**	–
430,000 – 439,999	**–**	1	**–**	1
450,000 – 459,999	**1**	–	**1**	–
460,000 – 469,999	**2**	–	**2**	–
470,000 – 479,999	**2**	1	**2**	1
480,000 – 489,999	**–**	1	**–**	1
490,000 – 499,999	**–**	1	**–**	1
500,000 – 509,999	**–**	1	**–**	1
530,000 – 539,999	**–**	1*	**–**	1*
540,000 – 549,999	**1***	–	**1***	–
550,000 – 559,999	**1**	–	**1**	–
560,000 – 569,999	**1***	–	**1***	–
600,000 – 609,999	**1***	–	**1***	–
640,000 – 649,999	**–**	1*	**–**	1*
720,000 – 729,999	**–**	1	**–**	1
820,000 – 829,999	**–**	1	**–**	1
990,000 – 999,999	**–**	1*	**–**	1*
1,000,000 – 1,009,999	**–**	1	**–**	1
1,020,000 – 1,029,999	**–**	1*	**–**	1*
1,110,000 – 1,119,999	**–**	1*	**–**	1*
1,130,000 – 1,139,999	**–**	1	**–**	1
1,590,000 – 1,599,999	**–**	1	**–**	1
1,620,000 – 1,629,999	**1**	–	**1**	–
2,240,000 – 2,249,999	**–**	1	**–**	1
2,780,000 – 2,789,999	**1**	–	**1**	–
3,380,000 – 3,389,999	**–**	1*	**–**	1*

* *Includes retirement or termination payments not included in retirement benefits disclosed in Note 31 and unused leave entitlements paid upon retirement or termination.*

For the purpose of this disclosure, an executive officer has been defined as a person who is directly accountable and responsible to the Chairman, Managing Director and/or first line management for the strategic direction and operational management of the CCA Group.

Remuneration details have been determined in accordance with Urgent Issues Group Abstract 14 Directors' Remuneration.

33. Investments in Controlled Entities

	Refer Footnote	Country of incorporation	**2002 Beneficial interest %**	2001 Beneficial interest %
Coca-Cola Amatil Limited	1	Australia		
Controlled entities –				
AIS Trading Pte Ltd		Singapore	**100**	100
AIST Pty Ltd	1	Australia	**100**	
Amatil Investments (Singapore) Pte Ltd		Singapore	**100**	100
Coca-Cola Amatil (Fiji) Ltd		Fiji	**100**	100
PT Coca-Cola Bottling Indonesia		Indonesia	**95.2**	93.5
PT Coca-Cola Distribution Indonesia	2	Indonesia	**95.2**	93.5
Associated Products & Distribution Pty	1	Australia	**100**	100
Coca-Cola Amatil (PNG) Ltd		Papua New Guinea	**100**	100
Beverage Distributors Pty Ltd (in liquidation)		Australia	**100**	100
C-C Bottlers Ltd	1	Australia	**100**	100
Beverage Bottlers (Sales) Ltd	1	Australia	**100**	100
CC Amatil Holdings UK		United Kingdom	**100**	100
CC Amatil Netherlands BV (liquidated)		Netherlands		100
C.C.K. Holdings I Ltd		Gibraltar	**100**	100
C.C.K. Holdings II Ltd		Gibraltar	**100**	100
CCKBC (Netherlands) Holdings I BV	3	Netherlands	**100**	100
CCKBC (Netherlands) Holdings II BV	4	Netherlands	**100**	100
Coca-Cola Korea Bottling Company, Ltd	5	Republic of Korea	**100**	100
C.C.P. Holdings Ltd (liquidated)		Gibraltar		100
Coca-Cola Amatil (Aust) Pty Ltd	1	Australia	**100**	100
Apand Pty Ltd	1	Australia	**100**	100
Beverage Bottlers (NQ) Pty Ltd	1	Australia	**100**	100
Beverage Bottlers (NSW) Pty Ltd (in liquidation)		Australia	**100**	100
Beverage Bottlers (Qld) Ltd	1	Australia	**100**	100
Beverage Bottlers (SA) Ltd (in liquidation)		Australia	**100**	100
Coca-Cola Amatil (Holdings) Pty Ltd	1	Australia	**100**	100
Coca-Cola Holdings NZ Ltd		New Zealand	**100**	100
Coca-Cola Amatil (NZ) Ltd		New Zealand	**100**	100
Pacbev Pty Ltd	1	Australia	**100**	
Pacific Beverages Australia Pty Ltd	1	Australia	**100**	
Pacific Beverages Happy Valley Fruit Juice Cordial Ltd		New Zealand	**100**	
Matila Nominees Pty Ltd	6	Australia	**100**	100
Vending Management Services Limited		New Zealand	**100**	

Names inset indicate that shares are held by company immediately above the inset.
The above companies carry on business in their respective countries of incorporation.

Footnotes

1 *These companies are parties to a Deed of Cross Guarantee as detailed in Note 40.*
2 *Some of the shares in this company are held by Indonesian parties who are bound by undertakings to the CCA Group.*
3 *C.C.K. Holdings I Ltd holds 20% of the shareholding in CCKBC (Netherlands) Holdings I BV.*
4 *C.C.K. Holdings II Ltd holds 20% of the shareholding in CCKBC (Netherlands) Holdings II BV.*
5 *CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV hold 49.8% and 50.2% respectively of the shareholding in Coca-Cola Korea Bottling Company, Ltd.*
6 *Matila Nominees Pty Ltd is the trustee company for the Employee Share Plan. As at 31 December 2002, the trustee held 6,551,707 (2001: 6,552,499) fully paid ordinary shares in the Company on behalf of the members of the Plan.*

34. Acquisitions of Entities and Operation

During the financial year, the Group acquired an interest in the following entities and operation –

	Description of entity or operation	Effective date of acquisition 2002	Beneficial interest acquired %	Net assets acquired $M	Amount of consideration $M
Entities –					
Pacific Beverages Australia Pty Ltd	Manufacture, marketing and distribution of fruit juices, cordials and other beverages	2 July	100.0	26.8	26.8
PT Coca-Cola Bottling Indonesia[1]	Existing controlled entity	6 September	1.7	–	5.4
Operation –					
Business assets of Rio Beverages Limited	Manufacture of fruit juices, lifestyle, sports and other beverages	15 November	N/A	18.8	18.8

1 Consideration for this transaction comprises of CCA fully paid ordinary shares amounting to $4.8 million, with the balance paid in cash.

Fair value of net assets acquired
The fair value of the net assets acquired during the financial year was as follows –

	$M
Pacific Beverages Australia Pty Ltd	
Current assets	5.4
Investments in bottlers' agreements	20.8
Property, plant and equipment	7.1
Future income tax benefits	0.2
Bank overdraft	(1.3)
Other current liabilities	(5.4)
Fair value of net assets acquired	**26.8**
Business assets of Rio Beverages Limited	
Current assets	6.8
Investments in bottlers' agreements	13.6
Property, plant and equipment	4.0
Current liabilities	(5.6)
Fair value of net assets acquired	**18.8**
Total fair value of net assets acquired	**45.6**

Cash flow on acquisitions
The payments for acquisitions of entity and operation (net) as disclosed in the Statements of Cash Flows was determined as follows –

Total consideration	45.6
Deduct amount payable	(9.0)
Cash consideration	36.6
Add bank overdraft acquired	1.3
Cash flow on acquisitions of entity and operation (net)	**37.9**

35. Sale of Operations

During the financial year, the Group sold the following operations –

	Effective date of sale 2002	Net assets sold $M	Amount of consideration $M
Australia and New Zealand PET manufacturing operations	8 July	145.6	154.0

Carrying amount of net assets sold
The carrying amount of the net assets of PET manufacturing operations sold was as follows –

	$M
Current assets	**16.0**
Property, plant and equipment	**130.4**
Future income tax benefits	**0.2**
Current liabilities	**(1.0)**
Net assets	**145.6**

Profit from sale
The profit from sale of PET manufacturing operations was determined as follows –

Cash consideration received	**154.0**
Carrying amount of net assets sold and related costs	
PET manufacturing operations	**145.6**
Related costs	**5.9**
Total carrying amount of net assets sold and related costs	**151.5**
Profit from sale of PET manufacturing operations before tax	**2.5**
Income tax expense	**(1.8)**
Profit from sale of PET manufacturing operations after tax	**0.7**

Cash flow from sale
The proceeds from sale of PET manufacturing operations (net) as disclosed in the Statements of Cash Flows was determined as follows –

Total consideration	**154.0**
Related costs	**(5.9)**
Cash flow from sale of PET manufacturing operations (net)	**148.1**

	CCA Group		CCA Entity	
	2002	2001	**2002**	2001
	$M	$M	**$M**	$M
36. Financing Facilities				
Standby arrangements				
Bank loans	**386.0**	386.0	**386.0**	386.0
Bank overdrafts	**8.3**	8.2	**5.0**	5.0
	394.3	394.2	**391.0**	391.0
Loan facilities				
Bond issues	**1,583.5**	1,999.8	**1,041.3**	1,441.8
Bank loans and cash advance facilities	**297.4**	153.0	**-**	-
	1,880.9	2,152.8	**1,041.3**	1,441.8
Unused loans and cash advance facilities	**162.4**	448.1	**391.0**	391.0

When bank loans and cash advances mature, the Directors have no reason to believe that such facilities will not be extended or replaced with similar facilities.

37. Financial Instruments

Derivatives, including off-balance sheet risk

The Group, through its operations internationally, is exposed to significant financial risks from movements in interest rates, foreign exchange rates and certain raw material commodity prices. The Group manages these exposures using a comprehensive set of policies and procedures approved by the Board of Directors. Financial risk is managed centrally and speculative trading is specifically prohibited by policy.

The Group is party to financial instruments with off-balance sheet risk for the purpose of reducing its exposure to adverse fluctuations in interest rates, foreign exchange rates and commodity prices. The hedging instruments are subject to fluctuations in value and any such fluctuations are generally offset against the value of the underlying financial risks being hedged.

a) Interest rate risk management

The Group enters into various derivative transactions with the objective of obtaining lower funding costs and a more stable and predictable interest cost outcome, principally employing the use of interest rate and cross currency swaps. In addition, forward rate agreements, caps, floors, swaptions and financial futures are utilised.

For interest rate swaps, the Group agrees with counterparties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Any amounts paid or received at the commencement of interest rate swaps are recognised as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation.

A cross currency swap is an agreement to exchange one currency for another and to re-exchange the currencies at the maturity of the swap (using the same exchange rate), with the exchange of interest payments throughout the swap period.

Premiums paid or received for interest rate caps, floors or swaptions are amortised over the life of the instrument, which increases or decreases the effective interest cost of the underlying obligations, and benefits or costs associated with the use of financial futures are similarly amortised.

37. Financial Instruments continued

a) Interest rate risk management continued

The following table details the Group's exposure to interest rates as at 31 December 2002 –

	Average interest rate p.a. %	Floating rate $M	Fixed interest rate: Less than 1 year $M	Fixed interest rate: 1 to 5 years $M	Fixed interest rate: More than 5 years $M	Non-interest-bearing $M	Total $M
Financial assets							
Cash assets	**4.2**	**205.4**	**–**	**–**	**–**	**–**	**205.4**
Receivables and cross currency swap receivables relating to interest-bearing liabilities	**–**	**–**	**–**	**–**	**–**	**635.4**	**635.4**
Investments in securities	**–**	**–**	**–**	**–**	**–**	**0.7**	**0.7**
		205.4	**–**	**–**	**–**	**636.1**	**841.5**
Financial liabilities							
Payables and provisions	**–**	**–**	**–**	**–**	**–**	**577.1**	**577.1**
Bonds and cross currency swaps relating to interest-bearing liabilities	**3.8**	**569.9**	**354.3**	**534.6**	**124.7**	**62.6**	**1,646.1**
Loans and bank overdrafts	**12.7**	**29.2**	**119.8**	**–**	**–**	**–**	**149.0**
Interest rate derivatives at face value	**5.4**	**(4,571.6)**	**2,122.2**	**2,274.7**	**174.7**	**–**	**–**
		(3,972.5)	**2,596.3**	**2,809.3**	**299.4**	**639.7**	**2,372.2**

The following table details the Group's exposure to interest rates as at 31 December 2001 –

	Average interest rate p.a. %	Floating rate $M	Fixed interest rate: Less than 1 year $M	Fixed interest rate: 1 to 5 years $M	Fixed interest rate: More than 5 years $M	Non-interest-bearing $M	Total $M
Financial assets							
Cash assets	4.4	276.0	–	–	–	–	276.0
Receivables and cross currency swap receivables relating to interest-bearing liabilities	–	–	–	–	–	815.3	815.3
Investments in securities	–	–	–	–	–	1.9	1.9
		276.0	–	–	–	817.2	1,093.2
Financial liabilities							
Payables and provisions	–	–	–	–	–	437.0	437.0
Bonds and cross currency swaps relating to interest-bearing liabilities	4.7	477.8	587.2	890.1	44.7	37.2	2,037.0
Loans and bank overdrafts	8.0	166.2	86.4	–	–	–	252.6
Notes – commercial paper	4.0	225.7	–	–	–	–	225.7
Interest rate derivatives at face value	6.2	(4,598.9)	1,425.6	3,078.6	94.7	–	–
		(3,729.2)	2,099.2	3,968.7	139.4	474.2	2,952.3

b) Foreign exchange risk management

The Group enters into foreign currency contracts and foreign currency options to hedge capital obligations, expenses and revenues denominated in foreign currencies. Benefits or costs arising from currency hedges for expense and revenue transactions are brought to account in the Statements of Financial Performance over the lives of the hedge transactions. For transactions entered into that hedge specific capital or borrowing commitments, any cost or benefit resulting from the hedge forms part of the initial asset or liability carrying value.

The following table sets out as at balance date the gross value to be received under foreign currency contracts and foreign currency options, the weighted average contracted exchange rates and settlement dates of outstanding contracts –

		Less than 1 year 2002 $M	Less than 1 year 2001 $M	Weighted average exchange rate 2002 $	Weighted average exchange rate 2001 $	Unrealised gains (losses) 2002 $M	Unrealised gains (losses) 2001 $M
Foreign currency contracts							
USD		**90.1**	207.3	**0.5576**	0.5118	**(0.9)**	1.0
Other currencies		**174.2**	78.9	**–**	–	**(3.6)**	(0.1)
Foreign currency options							
AUD/USD	Purchased	**178.0**	–	**0.5619**	–	**(0.3)**	–
Other currencies	Purchased	**43.6**	8.1	**–**	–	**(0.1)**	0.2
Other currencies	Sold	**2.0**	–	**–**	–	**–**	–

37. Financial Instruments continued

c) Commodity price risk management

The Group is exposed to commodity price and currency volatility in certain raw materials used in the business. The Group enters into forward transactions, futures, swaps and option contracts to hedge commodity exposures with the objective of obtaining lower raw material prices and a more stable and predictable commodity price outcome.

The hedging of the purchase of these commodities gives rise to gains and losses on revaluation of hedge contracts. These gains and losses are brought to account in the purchase price of the commodity in the period the underlying transaction being hedged is recorded.

The following table sets out, as at balance date, the gross value to be paid under commodity futures, swaps and option contracts upon settlement –

	Less than 1 year		1 to 5 years		Unrealised losses	
	2002 $M	2001 $M	**2002 $M**	2001 $M	**2002 $M**	2001 $M
Futures	**37.4**	26.7	**14.3**	24.2	**(0.2)**	(1.5)
Swaps	**11.5**	27.5	**52.9**	88.6	**(19.8)**	(20.9)

d) Credit risk management

Credit risk represents the loss that would be recognised if counterparties to financial instruments fail to perform as contracted.

On-balance sheet risk
The credit risk on financial assets, excluding investments, of the Group which have been recognised in the Statements of Financial Position is the carrying amount, net of any provision for doubtful debts. The Group minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The Group is not materially exposed to any individual customer.

Off-balance sheet risk
Credit risk arising from dealings in financial instruments is controlled by a strict policy of credit approvals, limits and monitoring procedures. The Group has no significant concentration of credit risk with any single counterparty and, as a matter of policy, only transacts with financial institutions that have at least an 'A-' (or equivalent) credit rating. Credit exposure of interest rate, foreign currency and commodity derivatives is represented by the net fair value of the contracts, as disclosed.

e) Net fair values of financial assets and liabilities

The following methods and assumptions were used to estimate the net fair values –

Cash assets, receivables, payables, provisions and short-term interest-bearing liabilities
The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

Swaps, caps, floors, foreign currency contracts, foreign exchange options and non-current interest-bearing liabilities
Net fair value is estimated as the present value of future cash flows using market accepted formulae and market quoted input variables.

Futures and options on futures contracts
The net fair value is the closing price on the applicable futures exchange.

	Carrying amount				Net fair value			
	Asset		Liability		Asset		Liability	
	2002 $M	2001 $M	**2002 $M**	2001 $M	**2002 $M**	2001 $M	**2002 $M**	2001 $M
Options	**0.2**	0.4	**–**	–	**3.0**	4.0	**2.3**	0.2
Swaps	**122.8**	377.5	**69.9**	45.8	**154.0**	412.6	**108.9**	92.4
Non-current interest-bearing liabilities	**–**	–	**1,272.8**	1,405.7	**–**	–	**1,292.8**	1,496.6

Foreign currency borrowing hedges

The Group has interest-bearing liabilities denominated in foreign currencies. As a matter of policy, the Group does not borrow foreign currency on an unhedged basis. Where a natural hedge between the borrowing currency and net foreign assets does not exist, then specific hedging, utilising currency swaps or forward foreign exchange contracts, is employed to remove currency exposure.

Liquidity risk

The Group restricts its use of derivatives to those markets which are highly liquid.

37. Financial Instruments continued

f) Significant terms – interest-bearing liabilities

The following table sets out the significant terms of the major components of the Group's interest-bearing liabilities –

Type of interest-bearing liability/ country	Refer Note	2002 $M	2001 $M	Interest rate p.a. 2002 %	Interest rate p.a. 2001 %	Denomination	Maturity date
Current							
Bonds							
Australia		–	97.9	–	2.3	United States Dollar	Nov 02
Australia – CCA Entity		–	587.2	–	6.8	United States Dollar	May 02
Australia – CCA Entity		**354.3**	–	**6.5**	–	United States Dollar	Sep 03
		354.3	685.1				
Loans							
Australia – CCA Entity		**10.0**	15.0	**5.0**	4.5	Australian Dollar	At call
Australia – CCA Entity		–	129.2	–	2.2	United States Dollar	Feb 02
		10.0	144.2				
Notes – commercial paper							
Australia – CCA Entity		–	167.0	–	4.5	Australian Dollar	Jan 02 to Mar 02
Australia – CCA Entity		–	58.7	–	2.7	United States Dollar	Feb 02
		–	225.7				
Other							
Bank loans		**94.5**	15.9				
Bank overdrafts		**0.9**	1.5				
		95.4	17.4				
Total interest-bearing liabilities (current)	15	**459.7**	1,072.4				
Non-current							
Bonds							
Australia		**89.7**	89.5	**1.4**	1.4	Japanese Yen	Oct 05 to Nov 05
Australia		**255.5**	234.1	**3.5**	3.5	Swiss Franc	Sep 06
Australia		**35.4**	39.1	**1.9**	2.4	United States Dollar	Jun 06
Australia		**50.0**	–	**7.3**	–	Australian Dollar	Apr 09
Australia – CCA Entity		**65.0**	35.0	**5.5**	4.9	Australian Dollar	Jul 06 to Mar 12
Australia – CCA Entity		**302.0**	271.4	**1.1**	1.0	Japanese Yen	Sep 04 to Mar 12
Australia – CCA Entity		**274.6**	548.2	**1.9**	5.5	United States Dollar	Sep 03 to Nov 07
Australia – CCA Entity		**45.4**	–	**2.2**	–	Hong Kong Dollar	Mar 07
New Zealand		**111.6**	97.4	**8.0**	8.0	New Zealand Dollar	Jun 05
		1,229.2	1,314.7				
Bank loans							
Fiji		**3.0**	–	**5.7**	–	Fijian Dollar	May 04
Indonesia		**40.6**	74.7	**14.0**	19.0	Indonesian Rupiah	Nov 04
Indonesia		–	11.7	–	2.6	United States Dollar	Nov 04
Papua New Guinea		–	4.6	–	13.7	Papua New Guinea Kina	Apr 03
		43.6	91.0				
Other							
Cross currency swaps relating to interest-bearing liabilities		**62.6**	37.2				
Total interest-bearing liabilities (non-current)	15	**1,335.4**	1,442.9				

38. Related Parties

Directors

Details of Directors in office at the end of the financial year and the beneficial interest of each Director in the contributed equity of the Company at that date are set out below –

		Ordinary shares		Share options	
		2002 No.	2001 No.	**2002 No.**	2001 No.
Directors in office at the end of the financial year					
D.M. Gonski, AO		**40,000**	10,000		
J.R. Broadbent		**1,011**	1,011		
J.E. Chestnut		**1,523**	1,484		
T.J. Davis		**52,344**	51,000	**200,000**	
M.F. Ihlein		**184,485**	184,485	**873,000**	773,000
W.M. King, AM	Appointed 12 February 2002	**1,200**	–		
H.A. Schimberg		**1,000**	1,000		
M.K. Ward, AO		**1,103**	1,075		

32,611 (2001: 116) ordinary shares were acquired during the financial year under the terms and conditions of the Company's Dividend Reinvestment Plan or purchased on market.
300,000 (2001: 222,000) options were granted under the Executive Option Plan during the financial year (refer to the Directors' Report).

Details of retirement payments and remuneration received, or due and receivable, by the above Directors during the financial year are set out in Notes 31 and 32.

The following dealings between the Group and Directors and Director-related entities were made in the ordinary course of business and on normal commercial terms and conditions.

Director-related entities of Bapak Mugijanto, a President Commissioner of an overseas controlled entity, were paid a total of $13,025,000 (2001: $11,949,000) for the provision of delivery, travel and consulting services.

Director-related entities of Bapak Moetaryanto Poerwoaminoto, a Commissioner of an overseas controlled entity, were paid a total of $1,233,000 (2001: $2,542,000) for the provision of delivery and consulting services.

The aggregate of amounts payable to Directors and their Director-related entities at 31 December 2002 was $838,000 (2001: $795,000).

Parent entity

Coca-Cola Amatil Limited is the parent entity of the Group.

Controlled entities

The Company transacted business throughout the financial year with certain controlled entities whereby it received management and guarantee fees, dividends and interest and made payments of interest, as detailed in Notes 2 and 3. The aggregate amounts receivable from and payable to controlled entities at balance date are shown in Notes 7 and 14 respectively. Included within amounts disclosed in Notes 2 and 7 are management and guarantee fees, interest income and amounts receivable from controlled entities that were not wholly owned, being $2,100,000 (2001: $1,330,000), $nil (2001: $1,610,000), and $1,130,000 (2001: $220,000) respectively.

Related entities

The Coca-Cola Company (TCCC), through its subsidiaries, Coca-Cola Holdings (Overseas) Limited, The Coca-Cola Export Corporation, CRI Pacific Holdings I LLC and CRI Pacific Holdings II LLC, holds 34.8% (2001: 35.2%) of the Company's fully paid ordinary shares.

The Group does not hold any investments, other than in controlled entities, over which it has significant influence.

Superannuation plans

Associated Nominees Pty Ltd and CCA Superannuation Pty Ltd act as trustees for the CCA Group Superannuation Plan and CCA Beverages Superannuation Plan respectively. Coca-Cola Amatil Limited holds a 50% share of both companies.

CCA Superannuation Pty Ltd as at 31 December 2002 held 966,090 (2001: 966,090) of the Company's fully paid ordinary shares on behalf of the members of the superannuation plan.

38. Related Parties continued

Other related parties

The Group transacted business throughout the financial year with several subsidiaries of TCCC for the purchase of concentrate and beverage base for Coca-Cola trademarked products and finished products, amounting to $673,700,000 (2001: $727,900,000).

Under a series of other arrangements, the Group also participates with certain subsidiaries of TCCC under which they jointly contribute to the development of the market in the territories in which the Group operates. These arrangements include a regular shared marketing expenses program, under which the Group contributes to certain TCCC incurred marketing expenditure and TCCC contributes to certain marketing expenditure incurred by the Group. Certain subsidiaries of TCCC provide marketing support to the Group, which is in addition to the usual contribution to shared marketing initiatives. This is designed to assist the Group with the necessary development of certain territories. Amounts received are either accounted for as a credit to revenue or as a reduction to expense, as appropriate. These arrangements have resulted in a net reimbursement to the Group of $30,300,000 (2001: $30,100,000).

The aggregate of amounts receivable from related entities at balance date is shown in Note 7.

The aggregate of amounts payable to related and Director-related entities is reconciled to Note 14 as follows –

	CCA Group	
	2002 **$M**	2001 $M
Amounts payable to related entities	**125.3**	88.4
Amounts payable to Director-related entities	**0.8**	0.8
	126.1	89.2

All of the above transactions were conducted under normal commercial terms and conditions.

39. Subsequent Events

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	10.5	5.25	72.8	31 March 2003

40. Deed of Cross Guarantee

Coca-Cola Amatil Limited and certain controlled entities as indicated in Note 33 have entered into a Deed of Cross Guarantee with Matila Nominees Pty Ltd which provides that all parties to the Deed will guarantee to each creditor, payment in full of any debt of each company participating in the Deed on winding-up of that company. In addition, as a result of Class Order No. 98/1418 issued by the Australian Securities and Investments Commission, the controlled entities (other than Coca-Cola Amatil Limited) are relieved from the requirement to prepare financial statements.

Statements of Financial Position for the closed group	2002 $M	2001 $M
Current assets		
Cash assets	**66.7**	62.7
Receivables	**428.2**	500.9
Inventories	**191.1**	209.0
Prepayments	**23.7**	25.4
Total current assets	**709.7**	798.0
Non-current assets		
Receivables	**29.0**	134.6
Investments in securities	**1,536.5**	1,824.0
Investments in bottlers' agreements	**2,071.5**	2,050.7
Property, plant and equipment	**571.1**	730.8
Intangibles	**4.4**	7.2
Prepayments	**2.5**	5.5
Future income tax benefits	**29.6**	24.1
Total non-current assets	**4,244.6**	4,776.9
Total assets	**4,954.3**	5,574.9
Current liabilities		
Payables	**172.7**	116.3
Interest-bearing liabilities	**364.3**	1,055.0
Provision for current income tax	**92.2**	55.6
Provision for employee entitlements	**30.2**	32.6
Accrued charges	**179.2**	181.1
Total current liabilities	**838.6**	1,440.6
Non-current liabilities		
Payables	**57.7**	51.4
Interest-bearing liabilities	**1,180.2**	1,253.0
Provision for deferred income tax	**64.1**	76.1
Provision for employee entitlements	**18.6**	20.9
Total non-current liabilities	**1,320.6**	1,401.4
Total liabilities	**2,159.2**	2,842.0
Net assets	**2,795.1**	2,732.9
Equity		
Contributed equity	**1,601.6**	1,561.1
Reserves	**1,117.5**	1,117.5
Retained profits	**76.0**	54.3
Total equity	**2,795.1**	2,732.9

Statements of Financial Performance for the closed group		
Profit from ordinary activities before tax	**182.3**	469.8
Income tax expense from ordinary activities	**(57.3)**	(36.8)
Net profit	**125.0**	433.0
Retained profits (accumulated losses) at the beginning of the financial year	**54.3**	(331.2)
Dividends paid	**(103.3)**	(47.5)
Retained profits at the end of the financial year	**76.0**	54.3

Directors' Declaration

Coca-Cola Amatil Limited and its controlled entities

The Directors declare that the financial statements and notes, set out on pages [38] to [74] –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standards and the Corporations Regulations 2001; and
c) give a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2002 and of their performance for the financial year ended 31 December 2002; and
d) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

There are reasonable grounds to believe that the Company and the wholly-owned controlled entities identified in Note 33 to the financial statements as being parties to a Deed of Cross Guarantee with Matila Nominees Pty Ltd as trustee, will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed.

This declaration is made in accordance with a resolution of the Directors pursuant to section 295 (5) of the Corporations Act 2001.

On behalf of the Directors

T.J. Davis

M.F. Ihlein

Sydney, 13th day of February 2003

Independent Audit Report

Coca-Cola Amatil Limited and its controlled entities

To the Members of Coca-Cola Amatil Limited

Scope

We have audited the financial report of Coca-Cola Amatil Limited for the financial year ended 31 December 2002, as set out on pages [38] to [75], including the Directors' Declaration. The financial report includes the financial statements of Coca-Cola Amatil Limited, and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at year's end or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements in Australia, and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Coca-Cola Amatil Limited is in accordance with –

a) the Corporations Act 2001 including –
   i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2002 and of their performance for the year ended on that date; and
   ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Ernst & Young

Graham Ezzy

G. Ezzy
Partner

Sydney, 13th day of February 2003